UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Fu Wei, the Executive Chairman of the Board of Directors of NovaBridge Biosciences (the “Company”), intends to purchase up to $5,000,000 of the Company’s American depositary shares (“ADSs”) in open market transactions. The purchases started on January 15, 2026. As the planned purchases are to be executed by Fu Wei via his controlled entity, the Company cannot guarantee the number of ADSs to be purchased or the time frame in which the ADSs will be bought in the open market.

Forward Looking Statements

This current report on Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the potential open market purchases by Fu Wei; the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates; the strategic and clinical development of the Company’s drug candidates, including givastomig, ragistomig, uliledlimab, and VIS-101; anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: prevailing market conditions; the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: January 16, 2026